As filed with the Securities and Exchange Commission in June 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of June 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...   Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......   No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
.............................N/A...

Exhibits

1. MTG invests in convertible bond issue
2. Annual general meeting of shareholders
3. Strix to co-produce "survivor" for Russia's largest TV channel
4. MTG attacks pay-TV piracy

Exhibit 1

webmail@waymaker.s
e
05/14/2002 01:55 PM

To: webmail@waymaker.se
cc: (bcc: Christopher Bull/LON/Cgsh)
Subject: MTG: MTG invests in convertible bond issue

NOT FOR DISTRIBUTION IN THE UNITED STATES

MTG INVESTS IN CONVERTIBLE BOND ISSUE
Modern Times Group MTG AB, the international media group, today announced that it has subcribed to an issue of convertible notes by Metro International S.A. The principal amount of the notes is US$ 20 million and they have a five year yield to maturity in 2007.
The notes are convertible into Metro International S.A. B shares at a price of US$ 2.01 (SEK 20.50) per share and have an annual coupon of 6.25%. The notes are issued and redeemed at 100% (par value). The terms of the convertible notes have been based on an independent fair market valuation.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group, MTG AB has six business areas: Viasat Broadcasting (Free-to-air and Pay TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the NASDAQ National Market (symbol: MTGNY).

Exhibit 2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Modern Times Group MTG AB, the international media group, today announced that all resolutions proposed to its Annual General Meeting of shareholders in Stockholm today were passed.

Carl Lindgren was elected as auditor and Björn Flink was elected as deputy auditor. In accordance with the share option scheme that was approved at the Extraordinary General Meeting of shareholders on 16 February 2001, the meeting voted to authorize the Board of Directors to issue debentures with not more than 127,476 detachable warrants, on one or more occasions at any time before the next Annual General Meeting of shareholders, entitling the holders to subscribe for new shares in the Group. The right to subscribe for debentures shall, disregarding the shareholders' preferential rights, be given to wholly owned subsidiaries in the group. The reason for this decision is to secure the option undertakings under the above-mentioned incentive programme and to cover administrative costs and social fees or similar taxes arising under the incentive programme.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO	tel: +46 (0) 8 562 000 50
Investor & Press Relations	tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

Exhibit 3

STRIX TO CO-PRODUCE 'SURVIVOR' FOR RUSSIA'S LARGEST TV CHANNEL

Modern Times Group MTG AB, the international media group, today announced that Strix has signed an agreement with Russia's largest TV channel, ORT, to co-produce the Russian version of 'Survivor'.

This summer ORT will co-produce its second season of 'Survivor' together with Strix. ORT is the largest TV channel in Russia reaching 99% of the population.

The first season's final episode obtained a 66% share of viewing, equal to that of President Putin's state-of-the-nation address aired on New Year's Eve. This made it the most popular TV programme of the year in Russia.

Hans-Holger Albrecht, President and CEO of MTG, commented: "Strix has an unparalleled capacity to develop and produce successful formats within reality TV entertainment and it is good news that Strix is established on the Russian market."

Strix Television is currently producing its sixth season of 'Survivor' for the Swedish state-owned broadcaster, SVT. This year the company is also producing and co-producing versions of the show for broadcast in Norway, Denmark, Holland, Belgium, Estonia, Lithuania and Latvia.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

Exhibit 4

MTG ATTACKS PAY-TV PIRACY

Modern Times Group MTG AB, the international media group, today announced that its Viasat pay-TV broadcasting division has initiated a major technical programme of counter-measures to eliminate the use of illegal pirate smart cards to access its pay-TV channels in Scandinavia. The indications, following today's implementation of the technical change to the encryption of the Viasat smart cards, are that a very high proportion of the illegal cards have been successfully blocked.

Furthermore, Viasat has substantially increased the frequency with which it changes the encryption codes for its broadcasts, resulting in a dramatic reduction in the ability of pirate cardholders to view the channels. Viasat is also considering launching the ultimate anti-piracy measure in the near future - the replacement of the entire existing pay-TV digital smart card stock. This latter measure would have the effect of rendering all existing pirate cards useless. Viasat also continues to hunt down and prosecute the criminal manufacturers and distributors of pirate cards, and the number of successful raids against pirate operators in Scandinavia has increased significantly in recent weeks.

At the same time, Viasat has launched a special offer to convert those viewers holding pirate cards into legitimate Viasat subscribers. These viewers have been misled by pirates into buying cards, which will be worthless following the actions taken by Viasat. Consumers buying 12-month subscriptions to Viasat's premium pay-TV service, the Viasat Gold package, before the end of Wednesday of this week will receive free access to the 'pay-per-view' event of the year - the World Heavyweight championship clash between Mike Tyson and Lennox Lewis.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group, MTG AB has six business areas: Viasat Broadcasting (Free-to-air and pay-TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the NASDAQ National Market (symbol: MTGNY).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: June 19, 2002